1-14822

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

ACINDAR ARGENTINE STEEL INDUSTRY INC.

(Translation of Registrant's name into English)

Estanislao Zeballos 2739
B1643AGY - Beccar
Province of Buenos Aires
Argentina
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

June 19, 2002

◇ Acindar

Contacts:

José I. Giraudo
Investor Relations Manager
Acindar S.A.
(54 11) 4719 8674

Andrea Dala
Investor Relations Officer
Acindar S.A.
(54 11) 4719 8672

ACINDAR S.A.
FIRST QUARTER 2002 RESULTS
ENDED AS OF MARCH 31, 2002

Buenos Aires, May 27th, 2002 - Acindar S.A. (the "Company") today announced its earnings for the first quarter of 2002. On January 6, 2002, Congress enacted Law 25,561, proposed by President Duhalde, which derogated the Convertibility Law, the Argentine monetary regime in force until that date. The derogation of the Convertibility Law and the subsequent devaluation by more than 200% of the Argentine peso significantly affected results for the period. The Company reported a net loss of Ps. 383.7 million for the quarter ended March 31, 2002, mainly as a result of negative Financial and Holding Results of Ps. 392.2 million, which mainly reflects exchange losses arising from the devaluation of the Argentine peso during the quarter. At March 31, 2002, the peso/dollar exchange rate was approximately Ps. 3.0 per U.S.$1.00. Consequently, shareholders' equity became negative, amounting to Ps. (252.3) million.

Argentine companies that have registered with the Argentine Comisión Nacional de Valores (the "Argentine National Securities Commission" or the "CNV") are not permitted by law to restate their financial statements to recognize the changes in the purchasing power of the peso as of any date or for any period after September 1, 1995. Prior to March 6, 2002, under Argentine accounting principles, financial data was not required to be restated in constant pesos provided the annual change in the Argentine general wholesale price index was less than eight percent. Pursuant to a resolution implemented by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, as of March 6, 2002, Argentine GAAP requires all financial statements for any period ending on or after March 31, 2002 to be restated to recognize the changes in the purchasing power of the peso. Because the CNV has not yet approved this change, under Argentine law, the Company was not allowed to restate its financial statements to recognize the changes in the purchasing power of the peso. Thus, the Company's financial statements for this period do not comply with Argentine GAAP in this regard. Even though the peso lost significant purchasing power during the quarter ended March 31, 2002, the Company's interim consolidated financial statements for the quarter have not been restated to reflect the changes in the purchasing power of the peso. In the absence of such a restatement, the financial statements are not comparable to financial statements for other periods, including the quarters ended March 31, 2001 and December 31, 2001.

- Revenues were Ps. 113.8 million during the quarter January 1, 2002 to March 31, 2002.
- EBITDA was Ps. 22.2 million for the quarter.
- Operating losses for the quarter were Ps. 383.7 million.

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

❖ The Company recorded a negative Shareholders' Equity of Ps. (252,299,097) for the quarter ended March 31, 2002.

This document contains words, such as "believe," "plan," "expect" and "anticipate" and similar expressions that identify forward-looking statements, which reflect the Company's views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond the Company's control, including but not limited to limitations on the Company's access to sources of financing on competitive terms, significant economic or political developments in Argentina and other emerging markets, particularly developments affecting the steel industry, significant changes in the foreign exchange rate and changes in the Company's regulatory environment. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and the Company undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Net Sales

The continued political and economic instability was the framework for the Company's operations during the first quarter of 2002. Construction activity plummeted 41%, comparing the first quarter of 2002 with the first quarter of 2001, severely affecting domestic demand and consequently the Company's sales to the local market. Even though the devaluation of the Argentine peso had a positive impact on the profitability of exports, such increased profitability barely offset the substantial drop in domestic sales.

Net sales totaled Ps. 113.8 million for the first quarter of 2002. Net sales were Ps. 117.5 million for the same period of 2001.

Domestic shipments decreased 44.6% in comparison with the same period of 2001. During the quarter, the Company was able to increase domestic prices to partially compensate for higher production costs, although on a significantly reduced volume of domestic sales. Domestic net sales were Ps. 57.1 million for the quarter ended March 31, 2002 and Ps. 92.3 million for the first quarter of 2001.

Exports sales totaled Ps. 56.7 million in the first quarter of 2002 and were Ps. 25.2 million for the first quarter of 2001. Export volume rose 10.4%, reaching 75.2 thousand tons in the first quarter of 2002. Although export prices in dollar terms decreased 5.2%, this decline was more than offset by the effect of the devaluation of the Argentine peso on revenues from export sales.

Operating Income

Operating results for the quarter ended March 31, 2002 were influenced by the deep recession affecting the Argentine market. However, increased profitability of exports has allowed the Company to partially recover its operating margins.

While the Company raised domestic prices to compensate for higher production costs, export revenues received the benefit of the devaluation (excluding the impact of a new tax on exports by the Argentine government).

The Company's production costs per ton increased by 17.1% compared to the previous quarter as a consequence of the impact of devaluation on the cost of the Company's imported raw materials and to a lesser extent by increases in the prices of certain local inputs. Moreover, additional increases in the exchange rate at the end of the quarter caused the costs of raw materials and other inputs to increase during the period. The Company expects that production costs will further increase during the second quarter of 2002.

Gross profits for the first quarter of 2002 were Ps. 37.7 million, Ps. 18.1 million for the same period of 2001 and Ps. 9.6 million for the last quarter of 2001.

Administrative and selling expenses, denominated primarily in pesos, were Ps. 8.2 million for the first quarter of 2002 and Ps. 9.5 million for the first quarter of 2001. The Company continued its efforts to reduce these expenses during the quarter as part of its cost cutting program.

Other costs, which includes taxes (other than income and gross income taxes) and allowances for doubtful accounts receivable, were Ps. 7.3 million for the first quarter of 2002 and Ps. 6.0 for the first quarter of 2001. The Company had allowances for doubtful accounts of Ps. 6.8 million for the period ended March 31, 2002 and doubtful accounts of Ps. 5.4 for the period ended March 31, 2001.

The Company hired an outside consultant to conduct an evaluation of the useful life of the main productive areas of Villa Constitución. Based on the consultant's study, the Company extended the useful life of some of its equipment, thereby decreasing depreciation expenses. Depreciation expenses were Ps. 11.3 million for the quarter ended March 31, 2002 and Ps. 12.9 million for the quarter ended March 31, 2001.

The CNV issued Regulation No. 398/02, which allows companies to capitalize the portion of exchange losses related to fixed assets financing. The Company capitalized Ps. 318.5 million and the corresponding depreciation for the period was Ps. 5.5 million.

Operating losses for the period ended March 31, 2002 were Ps. 383.7 million and for the quarter ended March 31, 2001 were Ps. 41.6 million.

EBITDA for the first quarter of 2002 was Ps. 22.2 million. EBITDA was Ps 2.6 for the first quarter of 2001.

The company recorded Results from Long-Term Investments of Ps. 3.1 million for the first quarter of 2002. This amount includes net profit from IPH S.A.I.C.F. and Bonelli S.A., in which the Company has a 33% and 49% interest, respectively.

Financial income (expenses) and holding gains (losses) represented a net loss of Ps. 392.2 million, reflecting the adverse impact of devaluation on the Company's foreign currency denominated indebtedness. The Company recorded a net loss of Ps. 17.4 for the same period in 2001. Foreign exchange losses for the first quarter of 2002 totaled Ps. 706.8 million, Ps. 318.5 million of which was related to capital expenditure financing and, therefore, was capitalized in fixed assets in accordance with accounting standards and CNV Resolution No. 398/02. The net foreign exchange losses (excluding amounts capitalized) totaled Ps. 388.3 million. Inventory results were a gain of Ps. 22.5 million.

Balance Sheet and Cash Flow Statement

As a consequence of the Company's losses, it reported a negative shareholders' equity of Ps. (252.3) million as of March 31, 2002. The Company's shareholders' equity as of March 31, 2001 was Ps. 231.1 million.

The Company's net financial position (current and non-current banking debt less financial investments, net) amounted to Ps. 370.3 million at March 31, 2002.

At March 31, 2002, the Company had a cash position of Ps. 30.4 million.

On December 19, 2001 the Company announced the suspension of principal and interest payments of its financial debt. This decision was a consequence of the deterioration of Argentina's economic and financial situation, which significantly affected Acindar's capacity to generate funds.

With the assistance of Credit Suisse First Boston, the company is preparing a proposal expected to set forth options regarding its financial obligations, with the specific goal of preserving work sources and the operational value of the Company.

On April 30, 2002, the Ordinary and Extraordinary Shareholders Meeting approved the obligatory reduction of capital from Ps. 278,804,518 to Ps.139,402,259 as a consequence of accumulated losses, a capital reduction of 50% based on the Company's Financial Statements as of and for the period ended December 31, 2001.

Schedule A

(million of Pesos)

Balance Sheet (Consolidated Information)	March 2002	March 2001
ASSETS		
Current Assets		
Cash & Investments	30.4	7.1
Accounts Receivables	122.9	101.5
Other Receivables	38.7	24.2
Inventories	100.3	75.7
Other Current Assets	3.3	16.6
Total Current Assets	295.6	225.1
Non-Current Assets		
Fix Assets	772.0	455.4
Other Non-Current Assets	110.8	132.1
Total Non-Current Assets	882.8	587.5
TOTAL ASSETS	1,178.4	812.6
LIABILITIES		
Current Liabilities		
Accounts Payable	192.6	128.2
Loans	339.6	119.8
Other Current Liabilities	72.5	47.5
Total Current Liabilities	604.7	295.5
Non Current Liabilities		
Loans	764.2	257.6
Other Non Current Liabilities	61.8	28.4
Total Non Current Liabilities	826.0	286.0
TOTAL LIABILITIES	1,430.7	581.5
TOTAL STOCHKHOLDERS EQUITY	(252.3)	231.1
Minority Interest		
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	1,178.4	812.6

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

Schedule B

(million of Pesos)

Income Statement

(Consolidated Information) (Three-Month Period)

	March 2002		December 2001		March 2001	
Shipments (000 Tons)						
Domestic Market	109.7	59.3%	125.7	62.7%	198.0	74.4%
Export Market	75.2	40.7%	74.9	37.3%	68.1	25.6%
Total	184.9	100 %	200.6	100 %	266.1	100.0%
Sales (000 $)						
Domestic Market	57.1	50.2%	57.9	72.3%	92.3	78.6%
Export Market	56.7	49.8%	22.2	27.7%	25.2	21.4%
Total	113.8	100 %	80.1	100 %	117.5	100.0%
Prices ($/ton)						
Domestic Market	520		461		466	
Export Market	754		296		370	
Average Price	615		399		442	
Average Cost per Ton	411		351		374	
EBITDA	22.2		0.0		2.6	
EBITDA / Ton ($/Ton)	120		0.0		10	
Net Sales	113.8	100%	80.1	100%	117.5	100.0%
Cost of Sales	(76.1)	(66.9%)	(70.5)	(88.0%)	(99.4)	(84.6%)
Gross Profit	37.7	33.1%	9.6	12.0%	18.1	15.4%
Selling Expenses	(3.5)	(3.1%)	(3.5)	(4.4%)	(4.2)	(3.6%)
Administration Expenses	(4.7)	(4.1%)	(4.6)	(5.7%)	(5.3)	(4.5%)
Depreciation & Amortization	(11.3)	(9.9%)	(10.6)	(13.2%)	(12.9)	(11.1%)
Depreciation by Exchange losses	(5.4)	(4.7%)				
Doubtful Accounts	(6.8)	(6.0%)	(1.1)	(1.3%)	(5.4)	(4.6%)
Other Taxes	(0.5)	(0.4%)	(0.5)	(0.6%)	(0.6)	(0.5%)
Operating Income / Loss	5.5	4.8%	(10.7)	(13.2%)	(10.3)	(8.9%)
Other Operating Income - Net	(0.1)	(0.1%)	(37.5)	(46.8%)	(13.9)	(11.7%)
Long Term Investments Results	3.1	2.7%	(0.8)	(1.0%)	-	-
Interest Expenses	(26.3)	(23.1%)	(15.3)	(19.1%)	(11.3)	(9.6%)
Interest Income	1.3	1.1%	0.5	0.6%	(2.2)	(1.9%)
Other Financial Expenses - Net	(367.2)	(322.6%)	(1.4)	(1.7%)	(3.9)	(3.3%)
Loss Before Income Tax	(383.7)	(337.2%)	(65.2)	(81.2%)	(41.6)	(35.4%)
Non Operating Charges	-	-	-	-	(17.3)	(14.7%)
Income Tax and Tax on Minimum Notional Income					(0.2)	(0.2%)
Net Loss	(383.7)	(337.2%)	(65.2)	(81.2%)	(59.1)	(50.3%)

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

Schedule C

(million of Pesos)

Statement of Source and Use of Funds (Consolidated Information) (Three-Month Period)	March 2002	March 2001
Ordinary Loss before Tax	(383.7)	(58.9)
Ordinary Items not providing or nor requiring funds	412.7	59.3
Operating Income	29.0	0.4
Changes in Working Capital	(17.6)	(20.8)
Interest – Net	0.2	(17.0)
Dismissal Indemnities and taxes paid	(3.9)	(8.9)
Net Investments in Fixed Assets	0.1	(1.4)
Net funds from financing activities	6.5	8.9
Other	5.2	(0.5)
Increase in funds & Cash items	19.5	(39.3)

Sede Corporativa
E. Zeballos 2739
1609 - Boulogne, San Isidro
Pcia. de Buenos Aires
Argentina
Tel. (54 11) 4719 8500
Fax (54 11) 4719 8501
http://www.acindar.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
(Registrant)

Date: June 19, 2002

By: ______________________
Jorge N. Videla